Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

The Beachbody Company Leads Investment in Feed Media Group, Premier B2B Music Licensing Platform

Feed Media Group’s service provides enhanced licensed music content and economics

Strengthens Beachbody’s position as innovative leader in at-home fitness

Santa Monica, Calif. – June 17, 2021 – The Beachbody Company Group, LLC (“Beachbody”), a leader in subscription health and wellness, today announced it made a strategic minority investment in Feed Media Group, the company behind Feed.fm, the leading B2B music licensing subscription service.

Through its agreement with Feed.fm announced last month, Beachbody is able to elevate its fitness platforms by implementing an efficient and cost-effective solution that secures broad access to popular licensed music for its live and on-demand content. Beachbody’s minority investment will assist Feed.fm in accelerating new product development to enhance its suite of proprietary music streaming services.

“There’s nothing more powerful than the right music to help you push to the next level of your workout,” said Carl Daikeler, Co-founder, Chairman and CEO of Beachbody. “Feed.fm has built an offering that elevates and differentiates the customer experience while mitigating the costs, risks and barriers associated with commercial music access. Our investment in Feed.fm is not only important for the Beachbody and Openfit platforms, it demonstrates our commitment to invest in innovation that serves the entire fitness industry.”

“We’re on a mission to make it easy, fast, and legal for businesses to use music to power great customer experiences,” said Jeff Yasuda, CEO of Feed Media Group. “In partnership with key players in the music industry, we’re finding new solutions that serve all stakeholders: businesses, rightsholders, and listeners. Beachbody’s deep experience in health and wellness and innovative approach to serving customers are a perfect fit for us as we scale.”

On June 24, 2021, Forest Road Acquisition Corp. (NYSE: FRX) (“Forest Road”) will host a special meeting of stockholders to vote on its proposed merger with Beachbody and Myx Fitness Holdings, LLC (“Myx”). Forest Road’s Board of Directors unanimously recommends that stockholders vote “FOR” the adoption of the merger agreement and the other proposals detailed in the proxy statement/prospectus sent to stockholders. Every stockholder of record as of May 6, 2021 is entitled to vote. Please visit www.votefrx.com for details on how to vote. Upon closing of the business combination transaction, the combined company will be renamed “The Beachbody Company” and be listed on the NYSE under a new ticker symbol, “BODY.”

About The Beachbody Company Group, LLC

Headquartered in Santa Monica, Beachbody is a worldwide leader in health and fitness, with a 22-year track record of creating innovative content and powerful brands. With 2.7 million paid digital fitness subscribers across two platforms, a nationwide peer-support system of over 400,000 influencers and coaches as of March 31, 2021, plus a premium portfolio of branded nutrition products, Beachbody is a leading holistic health and wellness company with over $1 billion in revenue projected in 2021. Beachbody, the parent company to the Beachbody On Demand platform and the fast-growing DTC platform Openfit, recently entered into a pending three-way merger agreement with Forest Road, a publicly traded special purpose acquisition company, and Myx, an at-home connected fitness platform, that will make it a public company. For more information, please visit TheBeachbodyCompany.com.

About Myx Fitness Holdings, LLC

Myx delivers a revolutionary and personalized solution for its members to make connected fitness part of their daily lives. The brand's cornerstone products, The MYX and The MYX Plus, offer professional-quality equipment at an affordable price, hundreds of on-demand classes, combined with expert coaching on a digital platform, designed to improve endurance, strength, mobility and flexibility. Using science-backed methods, Myx utilizes proprietary heart rate technology and cross-training, brought to life through positive coaching, to deliver lasting results. Myx is available starting at $1,299 with delivery nationwide in approximately one to three weeks depending on location and scheduling availability.

About Forest Road Acquisition Corp.

Forest Road Acquisition Corp., a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, raised $300 million in November 2020 and its securities are listed on the NYSE under the tickers “FRX,” “FRX.U” and “FRX WS.” The Forest Road team includes three former Disney senior executives — Tom Staggs, director and Chairperson of the Strategic Advisory Committee, Kevin Mayer, strategic advisor and Salil Mehta, Chief Financial Officer — and is strengthened by the strategic connectivity and deal-making expertise of directors, officers and strategic advisors like Shaquille O'Neal, Peter Schlessel, Keith Horn, Sheila Stamps, Teresa Miles Walsh and Martin Luther King III. For more information, please visit https://www.spacroadone.com/. For more information on how to vote, please visit www.votefrx.com.

About Feed Media Group

Feed Media Group is for businesses that need licensed popular music to create the most engaging customer experiences in their digital apps and physical spaces. Feed Media Group’s proprietary streaming platform and SDKs deliver pre-cleared music—compiled by the industry’s best curators—complete with user analytics, payments to rights holders, and legal indemnification for our customers. Feed.fm powers music for the world’s leading brands including The Beachbody Company, American Eagle Outfitters, Mayo Clinic, Mirror, Nautilus and Tonal; and up-and-coming startups use Adaptr to create unique music-based experiences.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beachbody, Forest Road and Myx, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, future financial condition and performance of Beachbody and Myx and expected financial impacts of the transaction (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of Forest Road’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result" and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Forest Road’s securities, (ii) the risk that the transaction may not be completed by Forest Road’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Forest Road, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of Forest Road, the satisfaction of the minimum trust account amount following any redemptions by Forest Road’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Beachbody’s or Myx’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Beachbody or Myx, (ix) the outcome of any legal proceedings that may be instituted against Beachbody, Myx or against Forest Road related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of the securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myxand changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Registration Statement on Form S-4 (as amended, the “Registration Statement”), and other documents filed by FRX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and Forest Road assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or Forest Road gives any assurance that Beachbody, Myx or Forest Road, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

This press release relates to a proposed transaction among Beachbody, Forest Road, and Myx. The Registration Statement was declared effective by the SEC on May 27, 2021. A definitive proxy statement/prospectus will be sent to all Forest Road stockholders. Before making any voting decision, stockholders of Forest Road are urged to read the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and stockholders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Forest Road through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Forest Road and its directors, executive officers and advisors may be deemed participants in the solicitation of proxies from Forest Road’s stockholders with respect to the proposed transaction. A list of the names of those directors, executive officers and advisors and a description of their interests in the Company is contained in the Registration Statement and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants is contained in the definitive proxy statement/prospectus for the proposed transaction.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Forest Roadin connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the definitive proxy statement/prospectus for the proposed transaction.

Contact:

ICR

BODYPR@icrinc.com

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